
December 3, 2014

Via E-Mail
Yan Tang
Chief Executive Officer
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

>   **Re: Momo Inc.**
>   **Registration Statement on Form F-1**
>   **Filed November 28, 2014**
>   **File No. 333-199996**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated November 24, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 10. Ordinary Shares, page F-28

1.   We have reviewed your response to prior comment 1. Please address the following items:

- In the first paragraph of the response, you state that the restricted share agreements reflect the implied contractual agreement that the holders have the obligation to share the losses of the Company. Please clarify the nature of this statement. In this regard,

>
> explain in greater detail how you determined that an implied agreement is a contractual obligation.
>
> - Explain how you determined that the nonvested restricted shares share in residual net assets, and therefore, economically absorb losses. That is, since the shares of restricted stock have not vested, clarify how these shares absorb losses. ASC 260-10-45-67 specifies when contractual obligations exist. Describe how the obligations you describe in your response correlate to this paragraph.
> - Your statement in the last paragraph of the response indicates that the obligation of the nonvested restricted shares is objectively determinable. Please clarify this statement and explain how you made this determination.
> - Please include some of the information included in your response in your footnote disclosure related to your nonvested restricted stock.

Note 13. Net Loss Per Share, page F-35

2.   We note your response and revised disclosure to prior comment 2. It is unclear why certain lines are not included in both the table on page F-36 and on page F-37. Specifically, the line item, "Weighted average shares used in computing net loss per participating nonvested restricted share" does not appear to be included in the table on page F-37. Similarly, "Share issuable upon exercise of share options" does not appear to be included in the table on page F-36. Similar concerns apply to your tables on pages F-73 and F-74. Please advise.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-76

3.   We have reviewed your response to prior comment 3. Tell us the status of the determination of fair value for these stock options and the amount of unrecognized stock based compensation. The amounts appear material and should be included in the filing.

Exhibit Index, page II-7

Exhibit 5.1

4.   We are unable to concur with your response that the language in parenthesis on page 4 of the legal opinion is a necessary limitation for purposes of opining that your shares are non-assessable. Please file a revised opinion that omits this limitation.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc:	Via E-mail
	Z. Julie Gao, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP